

09065054

SEC Mail Processing Section

NOV 3 0 2009

Washington, DC 110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chadwick Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1845 Walnut Street, 10th Floor
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street, Suite 3100 Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna M. Zanghi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chadwick Securities, Inc., as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

Signature

Vice-President and FINOP
Title

Notary Public

Commonwealth of Pennsylvania


NOTARIAL SEAL
Sherry Myers, Notary Public
City of Philadelphia, Philadelphia County
My commission expires April 29, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Certified Public Accountants

Chadwick Securities, Inc.

September 30, 2009

Contents



Audit • Tax • Advisory

Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Certified Public Accountants

Stockholder and Sole Director
Chadwick Securities, Inc.

We have audited the accompanying statement of financial condition of Chadwick Securities, Inc. (the "Company"), a Delaware corporation, as of September 30, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chadwick Securities, Inc. as of September 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Philadelphia, Pennsylvania

November 25, 2009

CHADWICK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

ASSETS	
Cash	$ 2,436,105
Restricted cash- clearing agent deposit	250,000
Commission and fee receivables from affiliate sponsored programs	359,678
Other receivables	98,115
Prepaid expenses and other assets	138,051
	$ 3,281,949
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Commissions and fees payables	$ 1,218,212
Payables to affiliates	361,881
Other payables and accrued expenses	241,320
Total liabilities	1,821,413
Commitments and contingencies	–
Stockholder's Equity	
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	2,150,100
Accumulated deficit	(689,574)
Total stockholder's equity	1,460,536
	$ 3,281,949

The accompanying notes are an integral part of this financial statement.

CHADWICK SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

REVENUES:	
Commissions from affiliate and affiliate sponsored programs	$ 9,087,599
Fees from affiliate and affiliate sponsored programs	4,093,471
Agency fees	5,168,854
Total revenues	18,349,924
EXPENSES:	
Broker dealer commissions	9,087,599
Wholesaler and trader commissions	4,048,029
Marketing and due diligence	1,505,209
General and administrative	3,688,905
Total expenses	18,329,742
Income before provision for income taxes	20,182
Provision for income taxes	53,129
NET LOSS	$ (32,947)

The accompanying notes are an integral part of this financial statement.

CHADWICK SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at October 1, 2008	$ 10	$ 1,289,246	$ (256,627)	$ 1,032,629
Capital contributions	–	1,160,854	–	1,160,854
Capital distributions	–	(300,000)	(400,000)	(700,000)
Net loss	–	–	(32,947)	(32,947)
Balance at September 30, 2009	$ 10	$ 2,150,100	$ (689,574)	$ 1,460,536

The accompanying notes are an integral part of this financial statement.

CHADWICK SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

OPERATING ACTIVITIES:	
Net loss	$ (32,947)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Non cash compensation issued	90,690
Changes in operating assets and liabilities:	
Increase in restricted cash- clearing agent deposit	(250,000)
Decrease in commission and fee receivables from affiliate sponsored programs	309,403
Decrease in other receivables.	18,190
Decrease in prepaid expenses and other assets	170,653
Increase in commissions and fees payable	604,381
Increase in payables to affiliates	482,294
Increase in other payables and accrued expenses	89,870
Net cash provided by operating activities	1,482,534
FINANCING ACTIVITIES:	
Capital contributions	650,000
Capital distributions	(700,000)
Net cash used in financing activities	(50,000)
Increase in cash	1,432,534
Cash at beginning of year	1,003,571
Cash at end of year	$ 2,436,105
SUPPLEMENTAL INFORMATION:	
Income tax refunds	$ 48,178
NON-CASH FINANCING ACTIVITY:	
Expenses paid by Resource America, Inc. on the Company's behalf recorded as capital contributions	$ 510,854

The accompanying notes are an integral part of this financial statement.

CHADWICK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2009

Note 1 - Organization and Nature of Operations

Chadwick Securities, Inc., a Delaware corporation (the "Company"), is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of RAI Ventures, Inc. ("Parent"), which is a wholly-owned subsidiary of Resource America, Inc. ("RAI"), a publicly traded, specialized asset management company (Nasdaq: REXI) operating in the financial fund management, real estate and commercial finance sectors.

The Company operates as a broker dealer primarily serving as a dealer-manager for the sale of private placements of securities, direct participation investment programs ("DPPs"), both public and private, in limited or general partnerships sponsored by affiliates who are subsidiaries of RAI and who also serve as general partners and/or managers of these programs. The Company's business operations also include serving as the introducing agent for sales of securities of financial services companies, including but not limited to banks, thrifts, real estate investment trusts, and insurance companies. These securities include trust preferred securities, subordinated debt, convertible debt and preferred stock and are offered to institutional or other sophisticated investors, including the Company's affiliates. Upon approval by FINRA in March 2009, the Company expanded its broker dealer operations to engage in riskless principal transactions, which are primarily conducted through a broker dealer acting as a clearing agent for the Company.

Note 2 – Summary of Significant Accounting Policies

Generally Accepted Accounting Principles

In June 2009, the Financial Accounting Standards Board ("FASB") identified the FASB Accounting Standards Codification ("ASC") as the authoritative source of United States generally accepted accounting principles ("U.S. GAAP") other than guidance put forth by the U.S. Securities and Exchange Commission ("SEC"). All other accounting literature not included in the ASC will be considered non-authoritative. The Company adopted this standard as of the fiscal year ended September 30, 2009.

Basis of Presentation

Management believes that, consistent with the financial statement presentation of other broker dealers, it is appropriate to present its balance sheet on a non-classified basis, which does not segregate assets and liabilities into current and non-current categories.

Commissions and Fees

The Company records commissions and fee revenues and related expenses from DPPs, which include dealer manager, marketing and due diligence fees after reaching a prescribed sales minimum (defined as breaking escrow) and upon each subsequent closing (the date an investor is accepted and admitted by the general partner) which is thereafter held on a weekly and monthly basis. The Company records commission revenues ranging from 5% to 7% of sales, subject to certain exclusions, which are then paid to third party broker dealers. Fees are based on a percentage of sales ranging from 2% to 3%, subject to certain exclusions. All commissions are from DPPs sponsored by or from affiliates. For agency transactions, revenues are recognized as of the trade date of the sale of securities. Fee revenues are paid from DPPs sponsored by affiliates and through agency transactions.

Note 2 - Summary of Significant Accounting Policies – (Continued)

Income Taxes

The Company is included in the consolidated federal income tax return of RAI and its subsidiaries. The impact of federal income taxes including any deferred tax assets and liabilities are calculated and reported as if the Company filed on a separate company basis. The Company accounts for income taxes under the provisions of ASC 740. ASC 740 requires the use of the asset and liability method under which deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws.

Use of Estimates

Preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Operating and General and Administrative Expenses

Pursuant to an expense reimbursement agreement between RAI and the Company, RAI pays certain operating expenses and general and administrative costs of the Company, primarily salaries and related expenses for certain RAI employees who perform services for the Company. These expenses are allocated to the Company and generally recorded as capital contributions. Effective August 1, 2009, the agreement was amended whereby these expenses are reimbursable and payable to RAI.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instrument for which it is practicable to estimate fair value.

For cash, receivables and payables, the carrying amounts approximate fair value because of the short maturity of these instruments.

Note 3 – Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk relate to periodic temporary investments of cash. The Company typically deposits such cash with high quality financial institutions and also with brokerage accounts with the Company's clearing agent which are not insured. At September 30, 2009, the Company had total deposits of $2,786,216 of which $2,536,216 was in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). No losses have been experienced on these investments. The current FDIC limit of $250,000 is due to expire on December 31, 2009.

Note 4 – Certain Relationships and Related Party Transactions

In the ordinary course of its business operations, the Company has ongoing transactions with its Parent, affiliates and affiliate sponsored investment programs.

	September 30, 2009		
	Commissions and Fees Receivables	Other Receivables	Payables to Affiliates
Affiliates:			
Commercial finance	$ –	$ –	$ 184,566
Real estate	–	1,000	–
RAI	–	–	121,553
Financial fund management	–	–	55,762
	–	1,000	361,881
Affiliate sponsored programs:			
Commercial finance	278,020	–	–
Real estate	81,658	–	–
	359,678	–	–
	$ 359,678	$ 1,000	$ 361,881

	Year Ended September 30, 2009 Statement of Operations		
	Revenues		
	Commissions	Fees – Affiliates & Programs	General & Administrative Expense Allocations
Affiliates:			
Commercial finance	$ 346,800	$ 118,800	$ 469,209
RAI	–	–	695,330
Financial fund management	–	–	856,592
	346,800	118,800	2,021,131
Affiliate sponsored programs:			
Commercial finance	6,182,244	2,673,999	–
Real estate	2,509,805	1,277,882	–
Financial fund management	48,750	22,790	–
	8,740,799	3,974,671	–
	$ 9,087,599	$ 4,093,471	$ 2,021,131

Note 4 – Certain Relationships and Related Party Transactions – (continued)

The Company's commercial finance affiliate, LEAF Financial Corporation ("LEAF"), a majority-owned subsidiary of RAI, allocates a portion of the salary and benefits of one of its officers, who is also a registered representative of the Company, as well as benefits related to certain Company employees who participate in LEAF's benefit plans. This officer and Company employees perform services for the Company relating to the offerings sponsored by LEAF. For fiscal 2009, $469,209 was charged to the Company of which $184,566 was outstanding at September 30, 2009.

During fiscal 2009, RAI contributed $510,854 to cover operating as well as general and administrative costs which were recorded as capital contributions pursuant to its expense reimbursement agreement with the Company. Effective, August 1, 2009, a revised expense reimbursement agreement was executed whereby expenses allocated by RAI are reimbursed by the Company. During fiscal 2009, $103,776 was charged to the Company under the revised agreement of which $52,564 was outstanding at September 30, 2009. In addition, RAI allocated $80,700 of non-cash compensation related to stock option and restricted stock grants to certain allocated employees who perform services for the Company.

The Company's employees participate in RAI's Investment Savings Plan whereby they can elect to purchase RAI stock and also receive RAI stock as part of the employer matching contributions. During the year ended September 30, 2009, total contributions of RAI stock were $9,990 and are included as non-cash compensation.

Resource Capital Markets, Inc. ("RCM"), a financial fund management affiliate, and a wholly owned subsidiary of RAI, allocates a portion of their salary, benefits and related operating and general and administrative costs of certain registered representatives who operate the Company's agency operations. For fiscal 2009, $844,214 was charged to the Company of which $55,762 was outstanding at September 30, 2009.

Resource Financial Institutions Group, Inc, a financial fund management affiliate, and a wholly owned subsidiary of RAI, allocated to the Company $12,378 of certain operating and general and administrative costs during fiscal 2009.

During fiscal 2009, the Company received cash capital contributions from its Parent of $650,000 and paid $700,000 in capital distributions of which $400,000 represented withdrawals of interim profits.

Note 5 – Income Taxes

The following table details the components of the Company's provision for income taxes for fiscal 2009.

Current:	
Federal	$ 39,248
State	13,881
	$ 53,129

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. The Company's effective income tax rate for the year ended September 30, 2009 was 263%. This rate was mainly comprised of the Company's pre-tax income and federal income tax rate of 35% adjusted for permanent items such as certain exclusions for meals and entertainment and non-cash compensation. In addition, the state income tax rate is a major component in the Company's overall effective rate. The Company is included in the consolidated tax return of RAI and the Federal tax liability is reflected through a due to affiliate account.

Note 5 – Income Taxes – (continued)

The components of the Company's deferred tax assets, included in prepaid expenses and other assets, as of September 30, 2009 are as follows.

Deferred tax assets – Federal:	
Accrued expenses	$ 7,352
Deferred tax assets – State:	
Accrued expenses	1,241
State loss carry forwards	1,754
	$ 10,347

Note 6 – Commitments and Contingencies

In January 2009, the Company entered into an agreement with a third-party broker dealer who would serve as a clearing agent for the Company's riskless principal transactions. The agreement was subject to FINRA's approval of the expansion of the Company's broker dealer operations, which the Company received in March 2009. The term of the agreement is for three years, for which the Company is required to pay a minimum fee of $5,000 per month excluding the initial three-month period. The Company is required to maintain a $250,000 clearing deposit with the broker dealer during the term of the agreement. The agreement is cancellable by either party upon ninety days written notice with the remaining minimum fee due during the term of the agreement is immediately payable. At September 30, 2009, the remaining fee due is $145,000 upon termination of the agreement.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). In March 2009, the Company received FINRA approval to expand its broker dealer operations to conduct riskless principal transactions through a third-party broker dealer acting as a clearing agent as further discussed in Note 6. As a result of this approval on March 16, 2009, the Company's minimum net capital increased to the greater of a minimum of $100,000 (previously $5,000) or 6 2/3% of aggregate indebtedness, as defined. The rules and regulations further require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The following table summarizes the Company's compliance with these rules and regulations at September 30, 2009.

Net capital	$ 1,236,240
Required net capital	$ 121,427
Excess net capital	$ 1,114,813
Net capital ratio	1.47 to 1

Note 8 – Regulatory Exemptions

The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i) of the SEC Rule 15c3-3 and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

Note 9 – Subsequent Events

The Company evaluated for subsequent events through November 25, 2009, the date the financial statements were available to be issued.

LEAF, the sponsor of LEAF Equipment Finance Fund 4, L.P., an investment program for which the Company serves as dealer manager, decided to close the program effective October 30, 2009, which was earlier than its expected closing date of August 12, 2010. As a result, the Company entered into a new expense reimbursement agreement with LEAF effective November 1, 2009. LEAF has agreed to reimburse the Company for certain operating and general and administrative costs not related to broker dealer operations until the effective date of its next investment program. These costs are primarily related to the salaries and benefits of certain Company employees previously engaged solely in the marketing of LEAF's investment programs. Any reimbursement due under this agreement may be settled via an offset to the Company's outstanding payable to LEAF, if any, or in cash.

On October 13, 2009, the Company registered a foreign branch and plans to conduct its operations in the London UK office of an affiliated foreign broker dealer, Resource Europe Management LTD, a wholly owned subsidiary of the Parent company.

SUPPLEMENTARY INFORMATION

Report of Independent Certified Public Accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Stockholder and Sole Director
Chadwick Securities, Inc.

We have audited the accompanying financial statements of Chadwick Securities, Inc. as of and for the year ended September 30, 2009 and have issued our report thereon dated November 25, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the reconciliation of unaudited computation of net capital to audited computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

November 25, 2009

CHADWICK SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2009

NET CAPITAL:	
Total stockholder's equity	$ 1,460,536
Changes:	
Non-allowable assets:	
Fee receivables from affiliate sponsored programs	14,784
Other receivables	71,461
Prepaid expenses and other assets	138,051
Total non-allowable assets	224,296
Net capital	$ 1,236,240
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Commissions and fees payable	$ 1,218,212
Payables to affiliates	361,881
Accounts payable and accrued expenses	241,320
Total aggregate indebtedness	$ 1,821,413
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 121,427
Minimum dollar net capital required	$ 100,000
Net capital requirement	$ 121,427
Excess net capital	$ 1,114,813
Excess net capital at 1000% less 10% of aggregate indebtedness	$ 1,054,098
Ratio: Aggregate indebtedness to net capital	1.47 to 1

CHADWICK SECURITIES, INC.

RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
September 30, 2009

The difference per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of net capital under Rule 15(c)(3)-1 are reconciled as follows.

Unaudited computation of net capital per most recent quarterly filing		$ 1,249,325
Audit Adjustments:		
Adjust payables to affiliates to actual	(13,085)	
Adjust other assets to actual	784	
Changes in Nonallowable Assets:		
Adjust other assets to actual	(784)	
Net change in net capital		(13,085)
Adjusted computation of net capital		$ 1,236,240



Audit • Tax • Advisory

Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption for SEC Rule 15c3-3

Stockholder and Sole Director
Chadwick Securities, Inc.

In planning and performing our audit of the financial statements of Chadwick Securities, Inc. (the "Company"), as of and for the year ended September 30, 2009 in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of a Company's deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be a significant deficiency and communicated this in writing to management and those charged with governance on November 25, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 ("the Exchange Act") and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Exchange Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

November 25, 2009